Exhibit 99.10
July 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended June 30, 2005
CNBC
Interviewees:
▪	Suresh Senapaty – Executive Vice President, Finance & CFO

▪	Sudip Banerjee, President – Enterprise Solutions

▪	Girish Paranjpe, President – Banking and Financial Solutions

▪	Dr A L Rao, President – Technology Solutions & COO

▪	Suresh Vaswani, President – Wipro Infotech, Technology Infrastructure Services & Global Testing Services

▪	P R Chandrasekar, Chief Executive – Europe

▪	T K Kurien, Chief Executive – Wipro BPO
CNBC: We have the entire top management team with us now, so let us get a first shot at the top management there, and ask them how this quarter was and what they are actually guiding. Remember we are going to talk to eight gentlemen from the top management of Wipro this quarter because now the management structure has become quite flat, there are individual division heads who look at individual businesses and we are going to talk to all of them that to understand what each business is all about. Joining us first in this boardroom, is Suresh Senapaty, of course you see him every quarter — he is the Chief Financial Officer of Wipro; Sudip Banerjee is the Head of Enterprise Solutions; the Chief Operating Officer, A. L. Rao is with us, as is Girish Paranjpe who heads the BFSI business. Good morning and welcome to all of you gentlemen. Thanks very much for joining in. Let me start with you Suresh. Take us through the margin picture because that’s where a little bit of a hit has come which the market probably was not expecting. Why have your margins shrunk by 170 basis points?
Suresh Senapaty: Actually it is 130 basis points so far as the Indian GAAP is concerned, I think overall, across the board, the growth has been very good. It is in line with what we had expected it to be and it has again beaten the guidance that we had given. That has been lead by the financial solutions business of ours. If you look from a horizontal practices perspective, the testing services has done well and the enterprise application services part has again re-bounced with a decent sequential growth in excess of 7%. And on the margin front like we had guided in the past, we said that we would loosen our purse with respect to sales and marketing expenses. Over the last two quarters, we have added about 40 people in the field and that has taken up the sales and marketing expenditure by about 50 basis points. We had talked about the exchange impact and that has taken about 50 basis points again, and also as you know so far as visas are concerned, typically at this particular point of time you need to make applications so that when the window opens in October, you have more and more visas available to enable our people to go overseas and meet the requirements of the client. There has been an increase in the fees and that incremental was about 30 basis points. So net-net all this and most of this particular increased expenditure is primarily as an investment to be able to get into the growth in the business going forward. But in addition to that I think the satisfactory thing has been that the growth in the volume terms has been 6.1% sequentially. There has been a price increase realization improvement through operational efficiencies and the mix of businesses – which is about 1.5%, and that has been quite heartening. New customers are coming with a little bit of better blended pricing, which is quite heartening going forward.
CNBC: Sure, Sudip good morning to you. I think the markets will latch onto your large £25 million order from Northern Gas Networks. Could you layout what exactly this order is about and whether I read from your release that it says, it would be implemented over the next one year. Does it mean that you will actually bill £25 million over the next four quarters?
Sudip Banerjee: Well much of it will be billed over the next 12 months, but there will be some portion which will also go into the next financial year. Northern Gas has announced the details of that order, so all we can say is that it was a very heartening win for us. It gives us a solid momentum in the energies and utility space back again.

Suresh Senapaty: It is a different part which is in the first 12 month – it is for a development piece. There is another piece which is a five-year maintenance work. So bulk of it what Sudip said comes in the first 12 months; the development piece will be booked in the next 12 months, yes.
CNBC: Mr. Rao, could you just a talk a little bit about your guidance for the next quarter. You held out a guidance of $422 million for global IT, how much of that growth is booked in from the new order from NGN, and what have you assumed in terms of bill rates and volume growth?
Dr A L Rao: I think I will ask Senapaty to talk on the guidance. I would cover on the technology services business later.
Suresh Senapaty: You know so far as the $422 million guidance for the current quarter is concerned, we are expecting most of it in the software services arena. Like we said on the BPO side, we are getting through the transformation phase. We would not be expecting lot of growth in that segment so far as the current quarter is concerned, and therefore the entire growth perhaps will be appropriated against the software services which is fairly decent, in terms of the overall basis, which is about 6% growth. Only on the IT services, the growth is definitely little better. We are expecting most of this growth again through volume, not necessarily through the price realizations. We had a decent price realization improvements last quarter. Like as I talked about new customers who are coming in with better prices. We are seeing a much more stability on the pricing front and therefore most of the growth would be volume driven.
CNBC: Girish, morning. If you could take us through the growth for the BFSI business...As Suresh pointed out, it has been pretty strong and I understand it is your APAC region that is really growing, any big contracts you are expecting for the BFSI space and within what geographical region?
Girish Paranjpe: Yes thanks. We have done well in the financial services space and I think it is a good time, our customers are doing well and it kind of makes us feel happier to be able to do more work for them. Just to correct the impression, most of the growth actually has come out of North America and Europe rather than in APAC. So I really see that momentum continuing even in the future because as I said financial services industry is doing well, and when they do well, they tend to spend more, and we are more happy to help them get to where they want.
CNBC: Suresh, the point that you made about the forex hit that you have taken as also the visa issues that you have had this quarter — are margins going to sustain at these levels or are we likely see an improvement in them because I would reckon the visa issue is a one quarter thing?
Suresh Senapaty: So far as the current quarter is concerned, foreign exchange impact will continue to be there. Also, highest level of fresh recruitment takes place this particular quarter, and it will therefore have a little bit of softness on the utilization front though we do see a strong funnel to be able to utilize more of them. But primarily there will be an impact because of the kind of time that gets spent in terms of the training period. But there are many other positive levers whether it is in terms of changing the mix of value-added services — like we have been doing every quarter after quarter by few decimal points improvement and we will continue to look forward to do that.
Some of the big deals that Sudip talked about, some of the big wins that we have got, some of the new customer wins you talk about — 29 of which about six customers are Fortune 500 companies, which are fortune 1000 customers which are again very good. We are seeing a very robust funnel and that overall gives us confidence that the operating margin, going forward, for the current quarter would perhaps be within a narrow range but for the exchange impact.
Sudip Banerjee: if you look at the operating metrics, last quarter was very strong on all operating parameters and in the current quarter also we expect all the operating matrices to be performing very well.
CNBC: Sudip, could you give us a few more details about the order pipeline because sometimes you talk openly about your clients with their names and sometimes you do not. The market is speculating quite a bit about large orders from GM and Shell particularly. Can you share anything in terms of whether you are negotiating with them for large orders, since you now mentioned NGN?

Sudip Banerjee: Well, we have the customer’s permission to talk about NGN, but we do not have necessarily permission from all our customers to talk about their order wins. That makes it difficult to make any forward looking statements. But Shell has already been a customer for us for the last 15 months now and it has been a customer which has just been growing with us. General Motors is also an existing customer of ours, and we have been doing work for them for more than three years. Yes, they are both existing customers and there is work that we are seeing from them on a continuous basis, but beyond that I cannot share anything more.
Suresh Senapaty: For your information, Sudip also leads our consulting practice, so he could say that how consulting is panning out.
CNBC: Sure we will come to that in a second. Suresh just want to talk to you a little bit more about the margins. 23.5% — could you give us some idea where you see the margins stabilizing for the next three quarters? Particularly in the light of the Yuan appreciation, do you see yourself changing any of your hedging strategies in the light of that?
Suresh Senapaty: If you look at our hedging strategy, we hedge about 60 to 80% of our next four quarter expected inflows, and we think we will stay with that. As of now we have more than US $500 million of covers already available in a range of Rs. 43 to 44. Though we do not hedge the other cross currencies in a big way, we think the kind of appreciation that we have seen in Yuan of 2% is unlikely to make a big impact on the rupee, because if you have looked at lot of reports on rupee, rupee on an REER basis is already over valued. So looking at varieties of things, it does not seem it will have a big impact. In fact some of the statements which came from the Ministry of Finance officials yesterday said that the rupee will be able to sustain any kind of movement in Yuan. So net-net as long as rupee stays in a narrow range, I think we are fairly comfortable in terms of the impact it will have. It will have a gradual impact whereby we will be able to get enough time to be able to operate on the other levers to mitigate some of that impact.
Dr A L Rao: Coming to the growth you were talking about, I want to add to what Sudip has been telling. Particularly in technology space, we see good growth coming from the service providers in telecom space. We also saw good wins in the semiconductor industry, the mobile space, the consumer devices, and particularly from the Japan and Asia Pac. And going forward, we see, good growth coming from the mobile devices, semiconductors, and mobile space in the technology space.
CNBC: Sudip, you won’t talk specifics, but can you give us some sense of what the pipeline is looking like? Do you have more deals the size of the one that you have announced today — £25 million that would likely pan out through the year?
Sudip Banerjee: Well, I think that the general comment that we have made is that, over the next quarter, we continue to see strong volume growth and that is reflected in our guidance. Our pipeline on all major areas whether it is in different geographies or different industry verticals remain quite strong.
Girish Paranjpe: Girish here. I just wanted to add that in many of our customers, the growth really comes from doing more work with the same set of customers, so it may not be specific deals with large new customers but maybe just growth from existing customers. That is what we see as the biggest engine for growth.
CNBC: Sure. Dr. Rao, is this the likely management structure which will continue, now that it is put into place. The current set of people leading individual businesses or do you think that management structure will evolve because the market is a little apprehensive of the new management structure, post Vivek’s departure. They have many questions on how you want to take the company forward from here?
Dr A L Rao: I think this issue has come up quite a lot in the media in the last couple of weeks, and time and again we have clarified and we are confirming that this management structure would continue.
Suresh Senapaty: You know if you look at the real change in the structure — because all of these three-four business units that have been there — they were under US $ 50 Million in 2000 or 1999 when Vivek Paul came in. But today most of them are in excess of $250 to $300 to $500 million — so from that perspective it only gives bigger opportunity for all of them to be able to grow much-much faster. And also from a staff function point of view, what has happened in terms of reorganizing structure, part of the staff function has been taken by Dr. Rao and part of it has been by the Head of HR and part of it by Head of Finance. So, otherwise the structure has remained more or less the same except that one particular layer has got removed. So ballpark we think that this is the model. If you have seen, Wipro has always taken the lead in terms of organizing in line with market demands. For example, the verticalization that we did in 1999, that was the practice we led it, and now many other companies have started doing verticalization, and similarly to our mind, this is the kind of structure which you will see eventually many others would follow.
Girish Paranjpe: And some people have already, are beginning to start that. If you look at one of our global competitors, they have just replaced the head of their global services between two people. The job has been split between two people.
CNBC: Which company would you be referring to?.
Girish Paranjpe: IBM.
CNBC: IBM, okay. Thank you very much gentlemen for joining in. I am sure we will keep talking to you every quarter and I think another set of your peers or colleagues will join us on the other side of this break, so it is the top management of Wipro but four different faces which will take over when we come back after the break. Keep watching, we are still on Wipro.
CNBC: You have stated that you would like your non voice business to be more robust than the voice based support. what does it mean in terms of headcount?
T. K. Kurien: Absolutely, no doubt about that and we kind of declare this publicly that this is part of our transformation effort and that is exactly where we are going.
Suresh Senapaty: Need not be lesser head count, but the profile of the skill set or the mix of people would be different. But it is not necessary that the head count will drop, going forward when you talk about transformation from the voice to non-voice.
T. K. Kurien: Absolutely, I agree with Suresh.
CNBC: Mr. Chandrashekar, good morning. You head the Europe operations, if you could give us a sense of how much of an impact you felt with the Euro and the Pound, in the sense that how much of your receivables of contracts are actually in those currencies?
P. R. Chandrasekar: As far as Europe is concerned about 50% of our contracts are in non-Euro, non-pound currencies. In terms of the impact, there obviously has been an impact, initially favorably. In the last few months, it has been a little more stable, but given Senapaty’s hedging policies, I do not think we have be very much adversely impacted.
Suresh Senapaty: But he has got a spectacular growth last quarter, about 9% sequential, and this is after double-digit growth for the last four quarters that he has been posting on the European business side. About 25% of our revenue comes in the non-US dollars from a global IT services perspective.
T. K. Kurien: So I guess, in a sense maybe we will have to worry a little bit more about it if our growth starts slowing now..
Suresh Senapaty: And this compares with the 32% of the revenue coming from Europe.
CNBC: Mr. Vaswani, good morning to you. Wipro Infotech, take us through how the growth trajectory has been over there, double-digit again?
Suresh Vaswani: Wipro Infotech has done very well. Last quarter we have grown 25% in terms of revenue. We have grown profitability very well. We have grown 61% in terms of our profitability, so it is good time for us in Infotech.
Suresh Senapaty: I think one other highlight of Wipro Infotech has been that about 41% of the revenue comes from services, and Q1 revenue from services has been at the similar level as quarter four revenue.

Typically, in Wipro Infotech if you see from a sequential perspective always quarter one has been lower than quarter four, but in the services part, which is about 41%, they have retained the similar levels of service.
CNBC: Mr. Kurien just getting back to the point that you made about Wipro BPO. When we spoke to Raman Roy consecutive quarters, the concern was not so much the attrition levels, it was the fact they weren’t enough qualified people coming in. Now with these more rigorous tests that you have put into place, are you getting enough people joining into Wipro BPO aside from the fact of retaining them?
T. K. Kurien: Absolutely. Our pipeline as far as people who are concerned who are coming in remains kind of pretty healthy. I think we are putting a lot more emphasis now, and the kind of people who are coming and the quality of people we are recruiting, because at the end of the day, what you need to do is, you know, the game is very simple, you need to retain great employees and that is where the focus is, so even on the attrition side, that is where our entire focus is going to be.
CNBC: Suresh Senapaty, just one word on while Wipro BPO goes through this transition phase, do you expect to see any kind of lumpiness or slow down in the quarter on quarter revenue growth that you have been reporting so far till the new client is in place?
Suresh Senapaty: Actually speaking if you look at the kind of guidance for this particular quarter, which we have been taking about, $422 million, which is about close to 6% in sequential terms. Most of this growth will come only from the IT services. I mean, we would have liked the BPO part also to be growing at 20 to 25% sequentially like we have done in the past except for the last two to three quarters where the growth rate has been very-very muted and lower. We hope after the two to three quarters of transition that we will able to get back in the BPO side the kind of growth rates that the industry is projecting and therefore at some stage we will exceed the industry growth rates once the transformation process is complete.
CNBC: Good luck to all of you. Look forward to seeing you next quarter. Thank you very much for joining in. That is the new look Wipro management, call them the Seven Samurai or the Magnificent Seven, they are seven of them, we will see them next quarter. Thanks very much, good luck to all of you. We will take a break, when we come back it is back to the markets, lots of other results coming in. So, turbulence in the market as such. We will talk about that.